

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2016

Xinrong Zhou
Chief Executive Officer
Pingtan Marine Enterprise Ltd.
18/F Zhongshan Building A
No. 154 Hudong Road
Fuzhou 350001
China

> **Re: Pingtan Marine Enterprise Ltd.**
> **Registration Statement on Form S-3**
> **Filed August 16, 2016**
> **File No. 333-213156**

Dear Mr. Zhou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. If you are conducting a limited primary offering under General Instruction 1.B.6 to Form S-3, please disclose on the prospectus cover (i) the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and (ii) the amount of all securities offered pursuant to General Instruction 1.B.6 during the prior 12 calendar month period up to and including the date of the prospectus.

2. Please describe in the prospectus the preferred shares you contemplate offering.

Incorporation of Certain Information by Reference, page 2

3. Please clarify that you are incorporating by reference your Form 10-K for the fiscal year ended December 31, 2015.

4. Please amend your Form 10-K for the fiscal year ended December 31, 2015 (i) by having BDO China Shu Lun Pan Certified Public Accountants LLP revise its report to cover both fiscal years ended December 31, 2014 and 2015 and (ii) by providing the report of UHY Vocation HK CPA Limited for the fiscal year ended December 31, 2013. Refer to Article 2-02 of Regulation S-X.

Exhibit Index

5. You contemplate filing the Form of Debt Indenture and Legal Opinion of Manatt, Phelps & Phillips, LLP as exhibits to a current report on Form 8-K. Please file the form of indenture and all legality opinions as exhibits to the registration statement prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Xinrong Zhou
Pingtan Marine Enterprise Ltd.
September 12, 2016
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3611 with any questions you may have.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Thomas J. Poletti, Esq.
        Manatt, Phelps & Phillips, LLP